SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from ____ to_______

                          Commission File Number 1-3526



                    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SOUTHERN ENERGY RESOURCES, INC.
                          BARGAINING UNIT SAVINGS PLAN


                          (Plan for Covered Employees)


                       c/o SOUTHERN ENERGY RESOURCES, INC.
                               900 Ashwood Parkway
                             Atlanta, Georgia 30338


                    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303



                         SOUTHERN ENERGY RESOURCES, INC.

                          BARGAINING UNIT SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 and 1997


                                TABLE OF CONTENTS

                                                                                           Page No.

EXHIBITS                                                                                         3

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                         4


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits,
         With Fund Information-December 31, 1998 and 1997                                        5

     Statement of Changes in Net Assets Available for Benefits,
         With Fund Information, for the Year Ended December 31, 1998                             6

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                                      7

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I:       Item 27a--Schedule of Assets Held for Investment
                           Purposes-December 31, 1998                                           12

         Schedule II:      Item 27d--Schedule of Reportable Transactions for
                           the Year Ended December 31, 1998                                     13

Signature                                                                                       14

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                       15



                                    EXHIBITS

A-1  -   Southern Energy Resources, Inc. Bargaining Unit Savings Plan effective
         January 1, 1998. (Designated in Registration Statement No. 333-44127 as Exhibit 4 (c).)

A-2  -   First Amendment to the Southern Energy Resources, Inc. Bargaining Unit
         Savings Plan.

B    -   Consent of Independent Public Accountants. (Contained herein at Page
         15.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of the
Southern Energy Resources, Inc.
Bargaining Unit Savings Plan:


We have audited the accompanying statements of net assets available for benefits, with fund information, of the SOUTHERN ENERGY RESOURCES, INC. BARGAINING UNIT SAVINGS PLAN as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Southern Energy Resources, Inc. Bargaining Unit Savings Plan as of
December 31, 1998 and 1997 and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/Arthur Andersen LLP
Atlanta, Georgia
June 25, 1999


                                    SOUTHERN ENERGY RESOURCES,INC.

                                       BARGAINING UNIT SAVINGS PLAN


                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                        DECEMBER 31, 1998 and 1997







                           Southern Company                    Merrill          Merrill      Merrill     Merrill      Merrill
                               Common Stock                     Lynch            Lynch       Lynch        Lynch        Lynch
                         ----------------------------        Retirement         Equity      Special      Global       Capital
                         Nonparticipant-  Participant-      Preservation         Index        Value    Allocation      Fund
                         Directed          Directed           Trust              Trust        Fund        Fund       Class A
                         ---------------  -----------       ------------       -------      -------    ----------   -------
INVESTMENTS, at fair
  value:
   Common stock           $119,202          $68,674           $     0        $     0        $     0   $      0        $    0
   Mutual funds                  0                0                 0              0         44,177     17,365        29,836

INVESTMENTS, at
   contract value:
   Common/collective trust       0                0            14,313         41,726              0          0             0

DUE TO BROKER FOR
SECURITIES PURCHASED             0                0                 0              0              0          0             0
                          --------          -------           -------        -------        -------    -------       -------
NET ASSETS AVAILABLE
 FOR BENEFITS             $119,202          $68,674           $14,313        $41,726        $44,177    $17,365       $29,836
                          ========          =======           =======        =======        =======    =======       =======






                     The accompanying notes are an integral part of these statements




                                    SOUTHERN ENERGY RESOURCES,INC.

                                       BARGAINING UNIT SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                        DECEMBER 31, 1998 and 1997


                         PIMCO
                         Total            Hotchkis &
                         Return             Wiley
                          Fund           International                      1998      1997
                         Class A             Fund               Other      Total      Total
                      ---------------  ---------------         -----       ------    -------

 INVESTMENTS at fair
  value:
   Common stock           $    0          $     0             $     0      $187,876      $0
   Mutual funds           34,492           20,891                   0       146,761       0

INVESTMENTS, at
   contract value:
   Common/ collective trust    0                0                   0        56,039       0

DUE TO BROKER FOR
SECURITIES PURCHASED           0                0             (27,213)      (27,213)      0
                         -------          -------             -------      --------     ---
NET ASSETS AVAILABLE
 FOR BENEFITS            $34,492          $20,891            $(27,213)     $363,463      $0
                         =======          =======            ========      ========     ===







                     The accompanying notes are an integral part of these statements



                                      - 5A -


                                             SOUTHERN ENERGY RESOURCES,INC.


                                              BARGAINING UNIT SAVINGS PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                                                  WITH FUND INFORMATION,

                                        FOR THE YEAR ENDED DECEMBER 31, 1998




                          Southern Company             Merrill        Merrill   Merrill   Merrill    Merrill Lynch     Merrill
                            Common Stock                Lynch          Lynch     Lynch    Lynch       Corporate          Lynch
                     ---------------------------      Retirement      Equity    Special  Global       Investment        Capital
                     Nonparticipant- Participant-     Preservation    Index      Value  Allocation    Bond Fund          Fund
                      Directed         Directed        Trust          Trust      Fund     Fund        Class A           Class A
                    --------------   ------------    ------------     -----     ------  ---------   ------------       --------

INVESTMENT INCOME:
   Dividends            $ 2,222         $ 1,312        $    468     $     0    $ 1,290   $ 1,633       $  1,183        $  1,208
   Net appreciation
     (depreciation) in
     fair value of
     investments          7,282           4,704               0       4,836     (3,460)  (1,788)            474            (571)
                       --------        --------        --------     -------    -------   ------        --------        --------
         Total
          investment
          income          9,504          6,016              468       4,836     (2,170)    (155)          1,657             637
                        -------        -------         --------      ------    -------   ------        --------         --------
CONTRIBUTIONS:
   Employer             109,698              0                0           0          0         0              0               0
   Employee                   0         61,155           15,701      35,170     47,020    17,964         33,133          29,938
                        -------        -------          -------      ------   --------   -------       --------         -------
        Total
        contributions   109,698         61,155           15,701      35,170     47,020    17,964         33,133          29,938
                        -------        -------         --------      ------   --------   -------       --------         -------
TRANSFERS BETWEEN
 FUNDS, net                   0          1,503           (1,856)      1,720       (673)     (444)       (34,790)           (739)
                        -------        -------          -------      ------    -------   -------       --------         -------
NET INCREASE IN
 ASSETS AVAILABLE
 FOR BENEFITS           119,202         68,674           14,313      41,726     44,177    17,365              0          29,836

NET ASSETS,
 BEGINNING OF YEAR            0              0                0           0          0         0              0               0
                        -------        -------          -------      ------    -------   -------       --------         -------
NET ASSETS,
 END OF YEAR           $119,202        $68,674          $14,313     $41,726    $44,177   $17,365       $      0         $29,836
                       ========        =======          =======     =======    =======   =======       ========         =======







                      The accompanying notes are an integral part of this statement.


                                       SOUTHERN ENERGY RESOURCES,INC.


                                              BARGAINING UNIT SAVINGS PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                                                  WITH FUND INFORMATION,

                                        FOR THE YEAR ENDED DECEMBER 31, 1998

                                        Merrill                  PIMCO
                                         Lynch                   Total           Hotchkis &
                                     International              Return            Wiley
                                      Equity Fund                Fund           International
                                        Class A                 Class A            Fund               Other        Total
                                     ---------------       -----------------   --------------       ----------     ------
INVESTMENT INCOME:
   Dividends                           $     556               $   0              $     0             $      0     $  9,872
   Net appreciation (depreciation) in
      fair value of investments             (671)                  0                    0                    0       10,806
                                       ---------              ------              -------             --------     --------
         Total investment
           income                           (115)                  0                    0                    0       20,678
                                      ----------             -------              -------             --------     --------
CONTRIBUTIONS:
   Employer                                    0                   0                    0               (9,237)     100,461
   Employee                               21,633                   0                    0              (19,390)     242,324
                                       ---------             -------              -------             --------     --------
        Total contributions               21,633                   0                    0              (28,627)     342,785
                                       ---------             -------              -------             --------     --------
TRANSFERS BETWEEN FUNDS, net             (21,518)             34,492               20,891                1,414            0
                                       ---------             -------              -------             --------     --------
NET INCREASE IN ASSETS
  AVAILABLE FOR BENEFITS                       0              34,492               20,891              (27,213)     363,463

NET ASSETS, BEGINNING OF YEAR                  0                   0                    0                    0            0
                                       ---------             -------              -------             --------     --------
NET ASSETS, END OF YEAR                $       0             $34,492              $20,891             $(27,213)    $363,463
                                       =========             =======              =======             ========     ========







                      The accompanying notes are an integral part of this statement.


                                                  - 6A -

                                     SOUTHERN ENERGY RESOURCES, INC.

                                       BARGAINING UNIT SAVINGS PLAN


                               NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                                        DECEMBER 31, 1998 and 1997



  1.  PLAN DESCRIPTION

      The following description of the Southern Energy Resources, Inc. Bargaining Unit Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan sponsored by Southern Energy Resources, Inc. (the "Company"), covering substantially all members of the Steelworkers of America, AFL-CIO-CLC Local #12502 (the "Bargaining Unit").

      The Plan was established January 1, 1998. All employees of the Company who are members of the Bargaining Unit become eligible to participate after completion of one year of service, as defined by the Plan. The
      Plan is subject to the applicable provisions of the Employee
      Retirement Income Security Act of 1974 ("ERISA"), as amended. The purpose of the Plan is to provide eligible employees a qualified plan which meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code").

      Plan Administration

      The Company appointed Merrill Lynch Trust Company (the "Trustee") as trustee. The Trustee executes investment transactions for the Plan. The Company serves as plan administrator.

      Contributions

      Participants may contribute from 1% to 16% of their compensation annually, subject to certain limitations as defined by the Plan, and participants may change these percentages at any time. The Company provides a matching contribution equal to 75% of each participant's contribution up to a maximum of 6% of compensation. The Company's matching contribution is invested solely in Southern Company common stock.

      Each participant's account is credited with the participant's contribution, the Company's matching contribution, and plan earnings (losses).

      Benefits

      A participant may elect to receive an amount equal to the value of the participant's vested interest in his/her account upon termination of service. The form of payment is lump-sum distribution; however, if a participant retires, he/she may elect to receive annual installments for a period not to exceed 20 years or life expectancy.

      Vesting

      Participants are immediately fully vested in their accounts.

      Investment Options

      Participants are offered the following investment options in which they may invest their contributions. Participants are allowed to change their investment elections at any time. A description of each investment option is provided below:

               Southern Company Common Stock

               This fund invests in Southern Company common stock.

               Merrill Lynch Retirement Preservation Trust

               This fund invests in government agency securities, guaranteed investment contracts, and money market instruments.

               Merrill Lynch Equity Index Trust

               This fund invests in certain common stocks that seek to track the performance of the Standard & Poor's 500 composite stock price index.

               Merrill Lynch Special Value Fund

               This fund invests in securities of small-market capitalization companies.

               Merrill Lynch Global Allocation Fund

               This fund invests primarily in U.S. and foreign equities as well as debt and money market securities.

               Merrill Lynch Corporate Investment Bond

               This fund invests primarily in domestic and international stocks, preferred stocks, and corporate bonds.

               Merrill Lynch Capital Fund

               This fund invests primarily in equity, debt, and convertible securities.

               Merrill Lynch International Equity Fund

               This fund invests in a diversified portfolio of equity securities in international companies.

     Effective December 31, 1998, Merrill Lynch Corporate Investment Bond and International Equity Funds were removed from the Plan's investment options and replaced by PIMCO Total Return Fund and Hotchkis & Wiley International Fund. Prior to December 31, 1998, participants could transfer their balances from Merrill Lynch Corporate Investment Bond and Merrill Lynch International Equity Funds to any of the remaining investment options. If participants did not elect to transfer their balance from Merrill Lynch Corporate Investment Bond and Merrill Lynch International Equity Funds to any of the remaining investment options, those balances were automatically directed to PIMCO Total Return Fund and Hotchkis & Wiley International Fund, respectively.

      Loans to Participants

      A participant may borrow the lesser of $50,000, less the highest outstanding loan balance in the previous 12 months, or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over the respective term of the loan. The interest rate is determined by the plan administrator based on prevailing market conditions and is fixed over the life of the note. There were no outstanding loans as of December 31, 1998.


  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      The accompanying financial statements have been prepared using the accrual method of accounting.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from these estimates.

      Administrative Expenses

      Substantially all administrative expenses are paid by the Company.

      Investment Valuation

      Investments other than investment contracts are stated at market value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. The Plan's investment in the Merrill Lynch Retirement Preservation Trust Fund is fully benefit-responsive and is stated at contract value in accordance with Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans."

      Net Appreciation in Fair Value of Investments

      Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits, with fund information, as net appreciation (depreciation) in fair value of investments.


  3.  INVESTMENTS

      Individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1998 are as follows:

                     Southern Company common stock             $187,876
                     Merrill Lynch Equity Index Trust            41,726
                     Merrill Lynch Capital Fund                  29,836
                     Merrill Lynch Special Value Fund            44,177
                     Hotchkis & Wiley International Fund         20,891
                     PIMCO Total Return Fund                     34,492


  4.  TAX STATUS

      The Plan obtained a determination letter dated June 10, 1999 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 1998.


  5.  PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


  6.  SUBSEQUENT EVENTS

      Effective January 1, 1999, the Plan was amended to permit employees of Southern Energy Resources, Inc. who are also members of the Utility Workers' Union of America (Local #392 and Local #480) and were previously employed by the Commonwealth Electric Company to contribute from 1% to 16% of their compensation to the Plan.

      Effective January 1, 1999, the Plan added ten other investment funds, and four premixed GoalManager Model Portfolios. The ten investment funds are: The Seligman High Yield Bond Fund, MFS Massachusetts Investors Trust, Brinson U.S. Equity Fund, Merrill Lynch Growth Fund, Davis Real Estate Fund, Davis New York Venture Fund, Franklin Small Cap Growth Fund, GAM Global Fund, GAM International Fund, and Loomis Sayles Small Cap
      Value Fund. The GoalManager Model Portfolios will consist of conservative, moderate, moderate to aggressive, and aggressive investment options. Participants will be allowed to choose one GoalManager Model Portfolio in addition to the other investment options in the Plan.




                                                                                                SCHEDULE I



                                     SOUTHERN ENERGY RESOURCES, INC.

                                       BARGAINING UNIT SAVINGS PLAN


                       ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                            December 31, 1998


      Identity of Issuer, Borrower,                                                                              Current
       Lessor, or Similar Party               Description of Investment                              Cost          Value
    -----------------------------      -------------------------------------------------------     ---------   -----------


 *   SOUTHERN COMPANY                6,464 shares of Southern Company common stock                   $175,909     $187,876

 *   MERRILL LYNCH                   14,313 units of Merrill Lynch Retirement Preservation Trust       14,313       14,313
                                     497 units of Merrill Lynch Equity Index Trust                     36,891       41,726
                                     2,524 units of Merrill Lynch Special Value Fund                   47,508       44,177
                                     1,377 units of Merrill Lynch Global Allocation Fund (Class A)     19,104       17,365
                                     867 units of Merrill Lynch Capital Fund (Class A)                 30,348       29,836

 *  HOTCHKIS & WILEY                 897 units of Hotchkis & Wiley International Fund                  20,891       20,891

 *  PIMCO                            3,272 units of PIMCO Total Return Fund (Class A)                  34,492       34,492
                                                                                                     --------     --------
                                                                                                     $379,456     $390,676
                                                                                                     ========     ========

                                     *Represents a party in interest.

                      The accompanying notes are an integral part of this schedule.


                                                                                                                    SCHEDULE II


                                     SOUTHERN ENERGY RESOURCES, INC.

                                       BARGAINING UNIT SAVINGS PLAN


                              ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

                                   FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                     Purchases                      Sales
                                                                    -------------------------------------   -----------------------
                                                                                                                               Net
                                                                     Number of   Purchase   Number of     Selling   Cost of    Gain
    Identity of Party Involved       Description of Investment     Transactions    Price   Transactions    Price     Assets  (Loss)
-------------------------------    -----------------------------   ------------  ---------- ------------  -------   -------  ------

                                                                                               C>
 *   SOUTHERN COMPANY        Common stock                              55       $182,376         2       $  6,486  $  6,466   $  20

 *   MERILL LYNCH            Merrill Lynch Retirement Preservation
                               Trust                                   37         16,169         2          2,856     2,856       0
                             Merrill Lynch Equity Index Trust          26         37,373         1            483       481       2
                             Merrill Lynch Capital Fund (Class A)      26         31,146         2            739       798     (59)
                             Merrill Lynch Special Value               27         54,490         3          6,853     6,982    (129)
                             Merrill Lynch Corporate Bond Fund         37         46,673         3         47,149    46,675     474
                             Merrill Lynch International Equity Fund   27         28,368         4         27,697    28,368    (671)
                             Merrill Lynch Global Allocation Fund      26         19,597         1            445       493     (48)
                                 (Class A)

  *  HOTCHKIS & WILEY        Hotchkis & Wiley International Fund        1         20,891         0              0         0       0

  *  PIMCO                   PIMCO Total Return Fund (Class A)          1         34,492         0              0         0       0


                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.


                                   SIGNATURE


     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                         SOUTHERN ENERGY RESOURCES, INC.
                         BARGAINING UNIT SAVINGS PLAN




                         /s/Vance Booker
                             Vance Booker
                             Vice President, Administration
                             of Southern Energy Resources,Inc.



                                       14
June 29, 1999

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS








As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 25, 1999, included in this annual report of Southern Energy Resources, Inc. Bargaining Unit Savings Plan on
Form 11-K for the year ended December 31, 1998, into the Plan's previously filed Registration Statement No. 333-44127.







/s/ ARTHUR ANDERSEN LLP
Atlanta, Georgia
June 25, 1999

                                       - 15 -